                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                              LYNTON GROUP, INC.
                               (Name of Issuer)

                    Common Stock, par value $.30 per share
                        (Title of Class of Securities)

                                   55175500
                                (CUSIP Number)

                             David L. Katsky, Esq.
                       Esanu Katsky Korins & Siger, LLP
                               605 Third Avenue
                           New York, New York 10158
                                (212) 953-6000
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               December 23, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)



                               Page 1 of 4 Pages

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CUSIP No.  55175500                 SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            Paul R. Dupee, Jr.
-------------------------------------------------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                              (a)  |_|
                                                                                                              (b)  |_|

-------------------------------------------------------------------------------------------------------------------------
 3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------
 4          SOURCE OF FUNDS

            PF
-------------------------------------------------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 |_|


-------------------------------------------------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
      NUMBER OF
       SHARES                   2,654,725                                                                        34.5%
    BENEFICIALLY        -------------------------------------------------------------------------------------------------
      OWNED BY            8     SHARED VOTING POWER
        EACH
      REPORTING                 -0-                                                                                 0%
       PERSON           -------------------------------------------------------------------------------------------------
        WITH              9     SOLE DISPOSITIVE POWER

                                2,654,725                                                                        34.5%
                        -------------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-                                                                                 0%
-------------------------------------------------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,654,725
-------------------------------------------------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES  |_|

-------------------------------------------------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            34.5%
-------------------------------------------------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON
            IN
-------------------------------------------------------------------------------------------------------------------------



                               Page 2 of 4 Pages

Item 1.  Security and Issuer.

         This statement, dated December 23, 1997 (the "Reporting Date"), constitutes Amendment No. 2 (the "Amendment") to the Schedule 13D, dated September 17, 1996, as heretofore amended (the "Schedule"), regarding the ownership by Paul R. Dupee, Jr. (the "Reporting Person") of 8% Subordinated Convertible Debentures due December 31, 2007 (the "8% Debentures") and shares of Common Stock of Lynton Group, Inc. (the "Issuer"). All capitalized terms used herein and otherwise undefined shall have the respective meanings ascribed thereto in the Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule.

Item 3.  Source and Amount of Funds or Other Consideration.

         The $1,306,240 the Reporting Person used to purchase the 8% Debentures in the principal amount of $1,306,240 on the Reporting Date was derived from personal funds.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the Reporting Date, the Reporting Person beneficially owned an aggregate of 2,654,725 shares of Common Stock (including 1,306,240 shares issuable upon the conversion of the 8% Debentures at a conversion price of $1.00 per share), representing approximately 34.5% of the outstanding shares of Common Stock (based on 6,394,872 shares of Common Stock outstanding, as reported in the Issuer's Form 10-K for the year ended September 30, 1997). This total includes 1,348,485 shares of Common Stock which the Reporting Person had transferred in April 1997 to PCE Investments (Guernsey) Ltd. ("PCE"), a corporation controlled by the Reporting Person, to hold such shares as his nominee. On December 11, 1997, PCE canceled and rescinded such transfer, agreeing to effect the registration of such shares back into the name of the Reporting Person.

         (b) Mr. Dupee has sole power to vote and to dispose of 2,654,725 shares of Common Stock, representing approximately 34.5% of the outstanding shares of Common Stock (including the 1,306,240 shares issuable upon the conversion of the 8% Debenture).

         (c) The Reporting Person did not effect any transactions in the 8% Debentures or shares of Common Stock of the Issuer during the 60 days preceding the Reporting Date.








                               Page 3 of 4 Pages

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                  s/Paul R. Dupee, Jr.
                                                  ----------------------------
Dated: February 24, 1998                                Paul R. Dupee, Jr.


                               Page 4 of 4 Pages